March 6, 2015

VIA EDGAR

Terence O’Brien

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Bassett Furniture Industries, Inc.
Form 10-K for Fiscal Year Ended November 29, 2014 and Documents Incorporated by Reference
File No. 0-0209

Dear Mr. O’Brien:

We have received your letter dated February 20, 2015 providing comments on our Form 10-K and our Definitive Proxy Statement. We appreciate your comments and accept them as an opportunity to further enhance our disclosures and improve the information we provide to the readers of our financial statements.

In connection with responding to your comments, we hereby acknowledge the following:

●	The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Each of your comments has been repeated below (in bold type) with our response directly after it.

FORM 10-K FOR THE FISCAL YEAR ENDED NOVEMBER 29, 2014

(All response amounts in thousands, unless otherwise specified)

Cover Page

1.

You disclose that your common stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, however, it appears that your common stock is actually registered under section 12(b) of the Act. In future filings, please revise your cover page accordingly.

Response: In future filings, the Company will revise the cover page to note that the common stock is registered under section 12(b) of the Securities Exchange Act of 1934.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED FEBRUARY 9, 2015

Performance-Based Bonus Awards, page 11

2.

We note disclosure that the maximum bonus opportunities were set between 58% and 110% of base salary for each of your named executive officers. In future filings, please clearly disclose the threshold, target and maximum bonus opportunities as a percentage of salary for each of your named executive officers. Please also disclose all previously established performance goals (such as company operating income), the actual level of achievement, and how you calculated the performance based bonus award for each named executive officer. Based on the results for the most recently completed fiscal year, please provide us supplementally with draft disclosure showing how you will present this information in future filings. Refer to Items 402(b)(1)(v) and (2)(v) of Regulation S-K.

Response: Our draft disclosure for future filings is as follows:

For fiscal 2014, the threshold, target and maximum performance goals under the bonus program were set at $10.0 million, $14.25 million and $17.25 million, respectively, of operating income before bonus expense. The bonus opportunities for the named executives expressed as a percentage of salary are shown in the table below. The dollar equivalents of these bonus opportunities are shown in the Grants of Plan Based Awards table on page 14 of the proxy.

Bonus Opportunity as a Percentage of Base Salary (rounded to nearest percent)
Name	Threshold	Target	Maximum

Robert H. Spilman, Jr.	26%	64%	110%
Jason W. Camp	14%	34%	58%
Bruce R. Cohenour	14%	34%	58%
John E. Bassett III	18%	44%	76%
Mark S. Jordan	18%	44%	76%
J. Michael Daniel	18%	44%	76%

The actual performance achieved in fiscal 2014 was $17.233 million of operating income before bonus expense. The bonus earned is calculated ratably from the threshold to the target and from the target to the maximum. For fiscal 2014, this resulted in a bonus equal to the target amount plus 99.4333% of the spread between the target and the maximum. For example, Mr. Spilman’s base salary for fiscal 2014 was $375,000 and his target and maximum bonus opportunities were $240,000 and $412,800, respectively. Applying the formula above, his actual bonus was therefore equal to the sum of $240,000 plus $171,821 (i.e., 99.4333% of $172,800, which is the spread between his target and maximum bonus opportunities) for a total of $411,821. The actual bonuses paid to the named executives for fiscal 2014 are shown in the non-equity incentive plan compensation column of the Summary Compensation Table on page 13 of the proxy.

Equity Incentive Compensation, page 11

3.

We note that your named executive officers received restricted shares based on your achievement of a 2014 operating cash flow performance goal. In future filings, please revise your disclosure to provide a more specific analysis of how you determined the amount of the restricted stock award for each named executive officer. In particular, please disclose the target operating cash flow performance goal, the actual level of achievement of such goal and how you calculated the final amount of the award. Please also specify the elements of company and individual performance that were taken into account, if any. Based on the results for the most recently completed fiscal year, please provide us supplementally with draft disclosure showing how you will present this information in future filings.

Response: In future filings, the following would replace the fifth sentence of the first paragraph in the Equity Incentive Compensation section on page 11 of the proxy statement:

The performance goal for the fiscal 2014 awards was $15 million of operating cash flow, which was an all or nothing measure; whereas the actual result for fiscal 2014 was $30 million. With the Committee having determined that the performance goal was met, the restricted shares were issued in January 2015 and will vest two years from the issue date.

Please contact me directly at (276) 629-6614, by e-mail at mdaniel@bassettfurniture.com or via fax at (276) 627-8805 for any additional comments, clarifications or questions you may have.

Sincerely,

/s/ J. Michael Daniel

J. Michael Daniel

Sr. Vice President and Chief Financial Officer